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                          December 1, 2020

       Richard A. Costello
       Chief Financial Officer
       Green Brick Partners, Inc.
       2805 Dallas Parkway, Suite 400
       Plano, Texas 75093

                                                        Re: Green Brick
Partners, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 25,
2020
                                                            File No. 333-250977

       Dear Mr. Costello:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ruairi
Regan at 202-551-3269 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction